[LOGO of BRASKEM]


                                   BRASKEM S.A
                         C.N.P.J. No 42.150.391/0001-70
                         OPEN COMPANY - NIRE 29300006939
                 MINUTES OF EXTRAORDINARY SHAREHOLDERS' MEETING
                               HELD ON 10/20/2003
                            PREPARED IN SUMMARY FORM




1) DATE AND TIME: 10/20/2003,  at 2:00 P.M. (two hours post meridiem). 2) PLACE:
At the headquarters, located at Rua Eteno, No. 1561, Petrochemical Complex of Camacari, CEP 42810-000, Municipality of Camacari, State of Bahia. 3)
CONVOCATION: Notices published, pursuant to Art.124 of Law No. 6404/76, on September 26, 29 and 30, 2003, in the newspaper "A Tarde", on September 26, 27/28 and 30, 2003, in the "Diario Oficial do Estado da Bahia" (Official Gazette of the State of Bahia), and published as well, according to CVM instructions Nos. 02/78 and 207/94, for greater circulation, in the newspaper "Gazeta Mercantil" (national edition) on September 26/27/28, 29 and 30, 2003. It was further published, to comply respectively with CVM instructions Nos. 358/2002 and 319/1999, "Material Fact" ("Press Release") in the "Diario Oficial do Estado da Bahia" (Official Gazette of the State of Bahia) and in the newspaper "A Tarde", issues of September 26, 2003, and in the "Gazeta Mercantil", issue of September 26/27/28, 2003. 4) ATTENDANCE: The legally required number of shareholders attended, as is verified by the signatures below and in the "Book of Shareholders' Attendance". There were present as well, for the purposes of the provision in Law No. 6404, Art. 134, 1st paragraph, the representatives of the Company's management, Messrs. Vasco Freitas Barcellos Neto and Joel Benedito Junior, and Ms. Ana Patricia Soares Nogueira; the representative of the Company's independent accountants, PricewaterhouseCoopers Auditores Independentes, Mr. Luciano Jorge Moreira Sampaio Junior, CRC/BA 018 245-01 and CPF/MF No. 633 026 755-34; and also, pursuant to the terms of Art. 164, Mr. Walter Murillo Mello de Andrade, representative of the Company's Fiscal Council.
5) MEETING ADMINISTRATION: Chairman: Marcelo Andre Lajchter, legal representative of the shareholders ODBPAR Investimentos S.A. and Odebrecht S.A., and Secretary: Ana Patricia Soares Nogueira, elected as set forth in Art. 17 of the By-Laws. 6) DELIBERATIONS: The attending shareholders, representing 85% of the voting capital, unanimously voted, having reviewed the matters included in the meeting's agenda, and took the following decisions: 6.1) SPLIT OF COMPANY'S ISSUED SHARES - approved, without restrictions, the split of class "A" and "B" common and preferred shares issued by the Company, using the ratio of 20 (twenty) shares of each kind and class per existing share, as follows (i) the split of the existing 1,280,405,679 (one billion, two hundred and eighty million, four hundred and five thousand, six hundred and seventy-nine) common shares issued by the Company, into 25,608,113,580 (twenty-five billion, six hundred and eight million, one hundred and thirteen thousand, five hundred and eighty) common shares, being so issued 24,327,707,901 (twenty-four billion, three hundred and twenty-seven million, seven hundred and seven thousand, nine hundred and one) common shares, (ii) the split of the existing 2,160,832,034 (two billion, one hundred and sixty million, eight hundred and thirty-two thousand, and thirty-four) class "A" preferred shares issued by the Company, into 43,216,640,680 (forty-three billion, two hundred and sixteen million, six hundred and forty thousand, six hundred and eighty) class "A" preferred shares, being so issued 41,055,808,646 (forty-one billion, fifty-five million, eight hundred and eight thousand, six hundred and forty-six) class "A" preferred shares, and (iii) the split of existing 11,457,740 (eleven million, four hundred and fifty-seven thousand, seven hundred and forty) class "B" preferred shares issued by the Company, into 229,154,800 (two hundred and twenty-nine million, one hundred and fifty-four thousand, eight hundred) class "B" preferred shares, being so issued 217,697,060 (two hundred and seventeen million, six hundred and ninety-seven thousand and sixty) class "B" preferred shares, all of which have the same rights and benefits set forth in the Company's By-Laws. As a result of this approved split, the ratio between the shares issued by the Company represented by each ADR ("American Depositary Receipt") of the Company traded on the New York Stock Exchange will change from the current 50:1 (50 class "A" preferred shares for each ADR) to 1,000:1 (1,000 class "A" preferred shares for each ADR). This approved split of the shares issued by the Company, will be effected without altering the amount of the Company's Capital Stock, which will remain the same. The financial institution acting as transfer agent on behalf of the Company - Banco Itau S.A. - will be responsible for automatically crediting these new shares to the accounts of the Company's shareholders, based on the shares registered in the Company's share registry as of the date hereof, and trading of these shares will not suffer any interruption as a result of the split. As of October 21, 2003, the Company's issued shares will be traded on the basis of 20 (twenty) shares of each kind and class for each share existing as of today's date; 6.2) AMENDMENT OF THE COMPANY'S BY-LAWS - approved, due to the split of the Company's issued shares approved in item 6.1 above, article 4 of the Company's By-Laws will now read as follows: "Article 4 - The capital of the Company is R$ 1,887,422,093.94 (one billion, eight hundred and eighty-seven million, four hundred and twenty-two thousand, ninety-three reais and ninety-four cents), divided into 69,053,909,060 (sixty-nine billion, fifty-three million, nine hundred and nine thousand and sixty) shares, made up of 25,608,113,580 (twenty-five billion, six hundred and eight million, one hundred and thirteen thousand, five hundred and eighty) common shares, 43,216,640,680 (forty-three billion, two hundred and sixteen million, six hundred and forty thousand, six hundred and eighty) class "A" preferred shares and 229,154,800 (two hundred and twenty-nine million, one hundred and fifty-four thousand, eight hundred) class "B" preferred shares. Paragraph 1 - The Company is authorized to increase, without further altering its By-Laws, the Company's capital stock up to a limit of 122,000,000,000 (one hundred and twenty-two billion) shares, made up of 43,920,000,000 (forty-three billion, nine hundred and twenty million) common shares, 76,860,000,000 (seventy-six billion, eight hundred and sixty million) class "A" preferred shares, and 1,220,000,000 (one billion, two hundred and twenty million) class "B" preferred shares, being hereby clarified that the number of preferred shares not entitled to vote or with limited voting rights may not exceed the limit of 2/3 of the Company's total capital stock ("Authorized Capital"). Paragraph 2 - The numbers of shares in the various classes of preferred shares of the Company, set forth above, might be changed". The shareholders unanimously approved the preparation of the minutes of this Meeting in summary form and have authorized its publication without including the shareholders' signatures. With no further matters to consider, the meeting was adjourned and these minutes were prepared, read, discussed and found conforming, and were approved by the persons in attendance and signed by the shareholders constituting a quorum required for the validity of these deliberations. Camacari, Bahia. October 20, 2003. [Signatures: Meeting's
Administration:  Marcelo Andre Lajchter - Chairman; Ana Patricia Soares Nogueira
- Secretary; Shareholders: NORDESTE QUIMICA S.A. - NORQUISA (proxy Anna Cecilia de Magalhaes Coutinho Dutra da Silva); ODBPAR INVESTIMENTOS S.A. (proxy Marcelo Andre Lajchter); ODEBRECHT S.A. (proxy Marcelo Andre Lajchter); PETROBRAS QUIMICA S.A. - PETROQUISA (proxy Roberto Keller Thompson Mello); CAIXA DE PREVIDENCIA DOS FUNCIONARIOS DO BANCO DO BRASIL - PREVI (proxy Rita Magaly Lima Hayne Bastos); FUNDACAO PETROBRAS DE SEGURIDADE SOCIAL - PETROS (proxy Fernando Guilhon de Castro); Representative of the Fiscal Council: Walter Murilo Mello de Andrade; Representative of PricewaterhouseCoopers: Luciano Jorge Moreira Sampaio Junior].

           This conforms to the original recorded in the actual book.

                        /s/ Ana Patricia Soares Nogueira
                        --------------------------------
                          Ana Patricia Soares Nogueira
                                    Secretary

Sede-Fabrica: Camacari/BA - Rua Eteno 1561, Polo Petroquimico de Camacari , CEP 42810-000 Tel.(071) 832.5102 - Telex 71.1079

Escritorios: Rio de Janeiro/RJ - Av. Presidente Vargas n(0)309, 13(0)andar - CEP 20.071-003 - Tel. (021) 516.1515 Telex 21.22671 - Fax (021)2534345

Salvador/BA - Av. Tancredo Neves, 3343, sala 301, 302 e 306 da Torre A do Centro Empresarial Previnor,.40820-020 - Tel. (071) 342 3088